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Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34609

China Hydroelectric Corporation

Bldg A #2105, Ping’An International Financial Center,
No. 3 Xinyuan South Road, Chao Yang District, Beijing,

People’s Republic of China 100027

Tel: (86-10) 6492-8483

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

China Hydroelectric Corporation

Form 6-K

China Hydroelectric Corporation Held Annual General Meeting of Shareholders

On November 16, 2012, China Hydroelectric Corporation (the “Company”) held its annual general meeting of shareholders in New York. The shareholders of the Company passed resolutions approving:

•	Re-election of Jui Kian Lim to serve as Class III Director for a three-year term expiring at the Company’s annual general meeting of shareholders to be held in 2015;
•	Amendment of Article 89 of the Amended and Restated Articles of Association of the Company to remove references to certain former members of our board of directors by name; and
•	Ratification of the appointment of Ernst & Young Hua Ming as the Company’s independent auditors for the fiscal year ending December 31, 2012.

The resolution for the reelection of Dr. Yong Cao to the Company’s board of directors was not approved by the Company’s shareholders. The current board of directors of the Company has been reduced to six members, including Amit Gupta, the Company’s chairman, Moonkyung Kim, Jui Kian Lim, Shadron Lee Stastney, Yun Pun Wong and Dr. You-Su Lin.  On November 18, 2012, the board of directors determined that Jui Kian Lim met the independence requirements in accordance with NYSE Listed Company Manual Section 303A and Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, and appointed Mr. Lim as a member of the Company’s audit committee to fill the vacancy left by Dr. Cao. The board of directors also determined that Amit Gupta met the independence requirements in accordance with NYSE Listed Company Manual Section 303A and appointed Mr. Gupta as a member of the Company’s Corporate Governance and Nominating Committee to fill the vacancy left by Dr. Cao.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Hydroelectric Corporation

	By:	/s/ Amit Gupta

	Name:	Amit Gupta
	Title:	Interim Corporate Secretary

Date: November 19, 2012